SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Atlantic Alliance Partnership Corp.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

G04897107

(CUSIP Number)

Iain Abrahams

27 Queensdale Place

London W11 4SQ
+44 (0) 203-675-7720

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 21, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G04897107

1	Name of Reporting Person Fox Investments Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 522,800
	8	Shared Voting Power (see Item 5 below) 801,955 (1)
	9	Sole Dispositive Power 522,800
	10	Shared Dispositive Power (see Item 5 below) 801,955 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,324,755
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 35.9% (2)
14	Type of Reporting Person CO

(1)	Includes (i) 523,438 founder shares, (ii) 207,969 private placement shares and (iii) 70,548 Ordinary Shares issued upon the conversion of loans and advances provided to the Issuer by Fox. AAP Sponsor (PTC) Corp. (“AAP”) is the direct beneficial owner of these securities. Through a trust relationship with AAP, Fox has a pecuniary interest in 801,955 ordinary shares of the Issuer. In addition, Mr. Abrahams is one of the managers of AAP and is the Chief Executive Officer and a director of the Issuer. The Reporting Persons disclaim any pecuniary interest they may have in the Ordinary Shares held by AAP aside from that arising from their ownership interest in AAP.
(2)	Based on the number of Ordinary Shares outstanding (3,687,233) as of November 14, 2016, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed by the Issuer with the Securities and Exchange Commission on such date, following (i) the redemption of 6,976,958 Ordinary Shares in connection with the extension of the date by which the Issuer must consummate its initial business combination and (ii) the issuance of 276,378 Ordinary Shares to AAP upon the conversion of outstanding loans and advances of the Issuer.

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CUSIP No. G04897107

1	Name of Reporting Person Iain Abrahams
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 522,800
	8	Shared Voting Power (see Item 5 below) 801,955 (1)
	9	Sole Dispositive Power 522,800
	10	Shared Dispositive Power (see Item 5 below) 801,955 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,324,755
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 35.9% (2)
14	Type of Reporting Person IN

(1)	Includes (i) 523,438 founder shares, (ii) 207,969 private placement shares and (iii) 70,548 Ordinary Shares issued upon the conversion of loans and advances provided to the Issuer by Fox. AAP Sponsor (PTC) Corp. (“AAP”) is the direct beneficial owner of these securities. Through a trust relationship with AAP, Fox has a pecuniary interest in 801,955 ordinary shares of the Issuer. In addition, Mr. Abrahams is one of the managers of AAP and is the Chief Executive Officer and a director of the Issuer. The Reporting Persons disclaim any pecuniary interest they may have in the Ordinary Shares held by AAP aside from that arising from their ownership interest in AAP.
(2)	Based on the number of Ordinary Shares outstanding (3,687,233) as of November 14, 2016, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed by the Issuer with the Securities and Exchange Commission on such date, following (i) the redemption of 6,976,958 Ordinary Shares in connection with the extension of the date by which the Issuer must consummate its initial business combination and (ii) the issuance of 276,378 Ordinary Shares to AAP upon the conversion of outstanding loans and advances of the Issuer.

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SCHEDULE 13D

This Schedule 13D is filed on behalf of Fox Investments Limited (“Fox”), a United Kingdom limited company, and Iain Abrahams (collectively, the “Reporting Persons”).

Item 1.	Security and Issuer

Securities acquired: ordinary shares, no par value (“Ordinary Shares”)

Issuer:	Atlantic Alliance Partnership Corp. (the “Issuer”)
590 Madison Avenue
New York, New York 10022

Item 2.	Identity and Background

(a) This statement is filed by the Reporting Persons. Fox is the holder of approximately 35.9% of the Issuer’s outstanding Ordinary Shares based on the number of Ordinary Shares outstanding (3,687,233) as of November 14, 2016, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on such date. Mr. Abrahams is the sole owner of Fox, is one of the managers of AAP and is the Chief Executive Officer and a director of the Issuer.

(b) The address of the principal business and principal office of the Reporting Persons is 27 Queensdale Place, London W11 4SQ.

(c) The Reporting Persons’ present principal business and address:

Principal business: Investment holdings

Address: 27 Queensdale Place, London W11 4SQ

(d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Persons have not, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, were, or are subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Fox is a United Kingdom limited company. Mr. Abrahams is a citizen of the United Kingdom.

Item 3.	Source and Amount of Funds or Other Consideration

The aggregate purchase price for the 522,800 Ordinary Shares purchased by Fox on October 20, 2016 was $5,499,856. The source of these funds was the working capital of Fox.

Item 4.	Purpose of the Transaction

On October 20, 2016, Fox purchased an aggregate of 522,800 Ordinary Shares at a price of $10.52 per Ordinary Share in the open market.

The Ordinary Shares owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Ordinary Shares held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, such shares are subject to certain lock-up restrictions.

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Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

With respect to paragraph (b) of Item 4, the Issuer is a newly organized blank check company incorporated in the British Virgin Islands as a business company and formed for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar initial business combination with one or more businesses or entities. Under various agreements between the Issuer and the Reporting Persons, the Reporting Persons have agreed (A) to vote their founder shares and placement shares in favor of any proposed business combination and (B) not to redeem any shares (other than public shares) in connection with a shareholder vote or tender offer to approve or in connection with a proposed initial business combination.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Persons (on the basis of a total of 3,687,233Ordinary Shares outstanding as of November 14, 2016, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed by the Issuer with the SEC on such date) are as follows:

Fox Investments Limited

a)		Amount beneficially owned: 1,324,755	Percentage: 35.9%
b)		Number of shares to which Fox has:
	i.	Sole power to vote or to direct the vote:	522,800
	ii.	Shared power to vote or to direct the vote:	801,955	*
	iii.	Sole power to dispose or to direct the disposition of:	522,800
	iv.	Shared power to dispose or to direct the disposition of:	801,955	*

Iain Abrahams

a)		Amount beneficially owned: 1,324,755	Percentage: 35.9%
b)		Number of shares to which Mr. Abrahams has:
	i.	Sole power to vote or to direct the vote:	522,800
	ii.	Shared power to vote or to direct the vote:	801,955	*
	iii.	Sole power to dispose or to direct the disposition of:	522,800
	iv.	Shared power to dispose or to direct the disposition of:	801,955	*

* Includes (i) 523,438 founder shares, (ii) 207,969 private placement shares and (iii) 70,548 Ordinary Shares issued upon the conversion of loans and advances provided to the Issuer by Fox. AAP Sponsor (PTC) Corp. (“AAP”) is the direct beneficial owner of these securities. Through a trust relationship with AAP, Fox has a pecuniary interest in 801,955 ordinary shares of the Issuer. In addition, Mr. Abrahams is one of the managers of AAP and is the Chief Executive Officer and a director of the Issuer. The Reporting Persons disclaim any pecuniary interest they may have in the Ordinary Shares held by AAP aside from that arising from their ownership interest in AAP.

(c) Other than as described elsewhere in this report, the Reporting Persons have not effected any transactions in Ordinary Shares during the 60 days preceding the date of this report.

(d) Not applicable.

(e) Not applicable.

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Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Amendment to Insider Letter

On November 1, 2016, the Issuer amended those certain Letter Agreements, dated as of April 28, 2015, by and among the Company and the sponsor, officers and directors of the Company (the “Insiders”), to provide that:

●	the Insiders shall be entitled to redemption and liquidation rights, as applicable, with respect to any Ordinary Shares (other than founder shares, private placement shares and shares issuable upon conversion of debt of the Company held by Insiders) it holds (i) if the Issuer fails to consummate a business combination by November 3, 2017 or (ii) in connection with the consummation of a business combination; and

●	the Insiders shall not have the right to vote any Ordinary Shares issuable upon conversion of debt of the Issuer held by the Insiders in connection with a business combination.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement by and between the Reporting Persons.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2016

FOX INVESTMENTS LIMITED

	By:	/s/ Iain Abrahams
	Name:	Iain Abrahams
	Title:	Managing Director

/s/ Iain Abrahams
Iain Abrahams

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